Filed by: Independent Bank Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Texas Capital Bancshares, Inc. (Commission File No.: 001-34657)
Date: December 10, 2019

The following communications are being filed in connection with the merger between Texas Capital Bancshares, Inc. and Independent Bank Group, Inc.

TEXAS CAPITAL BANK® | INDEPENDENT FINANCIAL



Texas Capital and Independent Financial Combine in Merger of Equals

Creates Premier, Texas-Based Super Regional Bank with Enhanced Scale and Resources to Serve Clients Nationally

COMBINED COMPANY BY THE NUMBERS

$48Bn	$39Bn	$36Bn
in Assets	in Deposits	in Loans HFI

TRANSACTION DETAILS

All-Stock Merger of Equals

Mid 2020 **Expected Closing**

TCBI shareholders will receive **1.0311** shares of IBTX for each TCBI share they own

Ownership: **55%** TCBI | **45%** IBTX

Corporate HQ
McKinney, TX

7 TCBI Directors

6 IBTX Directors

COMPELLING STRATEGIC BENEFITS

- **Enhanced scale to drive growth and improve profitability**, allowing for further investment in technology to serve clients across business lines
- **Diversified business mix**, creating a full-service financial institution with highly personalized services to businesses and entrepreneurs
- **Strengthened core deposit franchise with local market access and best-in-class national verticals**, allowing for increased optionality
- **Attractive, fast growing markets**, including strong presence in five of top 10 fastest growing MSAs in the United States
- **Experienced combined management team** with significant experience leading regional banks and successfully executing and integrating transformative transactions
- **Strong cultural alignment** with collaborative and entrepreneurial employee cultures, exceptional client service, and community-minded organizations

SIGNIFICANT FINANCIAL BENEFITS BY FIRST FULL YEAR AFTER CLOSE

27%[1]	26%[2]	14%[2]	~$100
TBVPS accretion	EPS accretion to **IBTX**	EPS accretion to **TCBI**	million in annual run-rate pre-tax cost synergies

LEADERSHIP AND GOVERNANCE

The combined company will be led by an executive leadership team composed of members from both Texas Capital and Independent Financial



"We have found the ideal partner in Independent Financial given our shared core values and strong commitment to fostering talent and delivering a premier client experience. Independent Financial is an oustanding complement to Texas Capital with its enviable commercial branch network, small business market leadership and solid deposit funding model in combination with our strong corporate banking practice and powerful technology and compliance infrastructure."

C. Keith Cargill | Texas Capital President & CEO



"Combining Independent Financial and Texas Capital is the logical next step for both companies. With our combined scale, a deeply experienced and talented team with similar cultures and focus on superior operational execution, we believe that together we are well positioned to generate enhanced value for both companies' shareholders through improved efficiency, strong returns on capital and earnings accretion."

David R. Brooks | Independent Financial Chairman and CEO

Forward Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of Independent Bank Group, Inc. ("IBTX") and Texas Capital Bancshares, Inc. ("TCBI"). Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects," "could," "may," "should," "will" or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on IBTX's and TCBI's current expectations and assumptions regarding IBTX's and TCBI's businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect IBTX's or TCBI's future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between IBTX and TCBI, the outcome of any legal proceedings that may be instituted against IBTX or TCBI, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where IBTX and TCBI do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management's attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of IBTX and TCBI successfully, and the dilution caused by IBTX's issuance of additional shares of its capital stock in connection with the transaction. Except to the extent required by applicable law or regulation, each of IBTX and TCBI disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding IBTX, TCBI and factors which could affect the forward-looking statements contained herein can be found in IBTX's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the Securities and Exchange Commission ("SEC"), and in TCBI's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, IBTX will file with the SEC a registration statement on Form S-4 to register the shares of IBTX's capital stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of IBTX and TCBI seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT IBTX, TCBI AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from IBTX at its website, www.ibtx.com, or from TCBI at its website, www.texascapitalbank.com. Documents filed with the SEC by IBTX will be available free of charge by accessing the Investor Relations page of IBTX's website at www.ibtx.com or, alternatively, by directing a request by telephone or mail to Independent Bank Group, Inc., 7777 Henneman Way, McKinney, Texas 75070, (972) 562-9004, and documents filed with the SEC by TCBI will be available free of charge by accessing TCBI's website at www.texascapitalbank.com under the tab "About Us," and then under the heading "Investor Relations" or, alternatively, by directing a request by telephone or mail to Texas Capital Bancshares, Inc., 2000 McKinney Avenue, Suite 700, Dallas, Texas 75201, (214) 932-6600.

Participants in the Solicitation

IBTX, TCBI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IBTX and TCBI in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about IBTX, and its directors and executive officers, may be found in IBTX's definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019, and other documents filed by IBTX with the SEC. Additional information about TCBI, and its directors and executive officers, may be found in TCBI's definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 7, 2019, and other documents filed by TCBI with the SEC. These documents can be obtained free of charge from the sources described above.

(1) Includes full impact of one-time merger-related expenses.
(2) Represents 2021 estimated metrics with pro forma impacts of CECL during M&A accounting and 75% phase-in of cost savings, for illustrative purposes.

EMPLOYEE - FREQUENTLY ASKED QUESTIONS
MERGER OF EQUALS WITH TEXAS CAPITAL BANK

INDEPENDENT FINANCIAL

We announced the transformative next step for our company – Independent Financial and Texas Capital Bank (TCB) will combine in a merger of equals to create the premier Texas-based super regional bank with the enhanced scale and resources to continue serving clients across the United States.

- Together, we will have approximately $48 billion in assets and $39 billion in deposits, creating the largest Texas headquartered bank by Texas deposits with a significant presence in Colorado, giving us a strong presence in some of the fastest growing markets in the United States.
- We believe that this transaction brings together two relationship-driven, client-focused and founder-led institutions with complementary lines of business and deep benches of talent.

WHO IS TEXAS CAPITAL?

- TCB is a commercial bank headquartered in Dallas.
- They are a wholly owned subsidiary of Texas Capital Bancshares, Inc. (NASDAQ®: TCBI) and is consistently recognized by Forbes as one of the best banks in America and The Dallas Morning News' Top 100 Places to Work.
- Through our conversations with TCB's leadership team, we immediately recognized a mutual identity and a shared vision. TCB is not only relationship-driven, culturally aligned, client-focused and founder-led, but also has complementary business lines that are an outstanding fit with ours.
- Furthermore, like us, TCB believes in the importance of maintaining important community relationships and continuing its investments to local programs and resources.

WHY IS INDEPENDENT FINANCIAL COMBINING WITH TCB?

- The merger combines two relationship-driven, client-focused and founder-led institutions with complementary lines of business and top talent.
- Our robust branch network, small business market leadership and solid deposit funding model will match well with TCB's corporate banking practice.
- We will be bigger as a result of this transaction, but we recognize the importance of retaining the agile and entrepreneurial identities that have shaped our two companies.
- With our combined scale, a deeply experienced and talented team with similar cultures and focus on superior operational execution, we believe that together, we will be well positioned to generate enhanced value for both companies, our colleagues, clients, communities and shareholders.


Largest
Texas Headquartered
Bank by
Texas Deposits
#20
Largest Bank
By Assets
in the US(1)

WHAT DOES THIS MEAN FOR ME AND MY JOB? HOW WILL THIS IMPACT MY DAY-TO-DAY RESPONSIBILITIES? WILL THIS AFFECT OUR REPORTING STRUCTURE?

- Today's announcement is just the beginning of the process and it will have no impact on your day-today responsibilities right now. Please continue serving our clients and striving for excellence.
- It is important to remember that until the transaction closes, which we expect to occur in mid-2020, we will continue to operate as separate, independent companies.
- In the coming weeks and months, the integration planning team, which will be made up of leaders from both companies, will study processes and begin the work on bringing our two exceptional organizations together.
- This combination is about building an even stronger company for the future. As such, we believe that many colleagues will benefit from enhanced professional development and career opportunities as part of a larger, more diversified organization.
- Your continued support, stepping up as true partners in our organization is as important as ever.

WILL SOME POSITIONS BE ELIMINATED AS A RESULT OF THE TRANSACTION?

- This combination is about building an even stronger company for the future. As such, we believe that many will benefit from enhanced professional development and career opportunities as part of a larger, more diversified organization. However, as in any transaction between two public companies of this size, we expect some overlap in functions and a focus on achieving cost savings.
- It is also important to remember that we have only just announced the agreement and many decisions about how we will combine the two companies have not yet been finalized.
- As always, we are committed to transparency and keeping our colleagues informed as we move through this process.
- Rest assured, we are committed to supporting our team and treating all team members with respect and dignity through this transition.

SHOULD WE EXPECT CHANGES TO COMPENSATION OR BENEFITS?

- We do not expect any changes to your benefits and compensation at this time.
- Following the close of the transaction, any changes to compensation and benefit matters will be determined and communicated to you in advance.

HOW DO THE CULTURES OF THE TWO COMPANIES COMPARE?

- Both organizations are relationship-driven, culturally-aligned, client-focused and founder-led. Our complementary business lines are an outstanding fit with one another.
- Independent Financial and TCB are ideal partners given our shared commitment to preserving both companies' strong cultures of collaboration and entrepreneurial spirit in our efforts to deliver premier and differentiated client experiences.

WHEN WILL THE TRANSACTION BE COMPLETED? WHAT APPROVALS ARE REQUIRED?

- The transaction is expected to close in mid-2020, subject to satisfaction of customary closing conditions, including receipt of customary regulatory approvals and approval by the shareholders of each company.
- It is important to remember that until that time, both organizations will continue to operate as separate, independent companies.

WHAT WILL HAPPEN WITH THE BRAND?

- The TCB brand will carry on in Texas.
- Upon closing of the transaction, the combined holding company will remain Independent Bank Group, Inc.
- We will continue to trade under the ticker IBTX on The Nasdaq Stock Market.
- Locations in Colorado will continue to operate under the Independent Financial brand.



Pro Forma Geographic Footprint
IBTX
TCBI
Texas
Colorado
Key Markets
Dallas Fort Worth Metroplex / North Texas Region
6th fastest growing MSA in the U.S.(1)
4th largest MSA in the United States(2)
Austin Region
#1 fastest growing MSA in the U.S.(1)
29th largest MSA in the United States(2)
San Antonio Region
5th fastest growing MSA in the U.S.(1)
24th largest MSA in the United States(2)
Houston Region
4th fastest growing MSA in the U.S.(1)
5th largest MSA in the United States(2)
Denver Region
10th fastest growing MSA in the U.S.(1)
19th largest MSA in the United States(2)

Source: S&P Global.
(1) 2025 projected population growth for MSAs with greater than 1 million people.
(2) 2019 population.

WHO WILL LEAD THE COMBINED COMPANY?

- The combined company will be led by a board and senior management team comprising members of both organizations.
- David Brooks will continue as President and Chief Executive Officer.
- TCB's CEO, C. Keith Cargill, will transition to Special Advisor to the Chairman, President and CEO. In that capacity, he will continue to assist the franchise in talent and client retention in addition to advising on key strategic initiatives.
- David and Keith agreed that operating as one company and one team on the day of closing is a critical element in achieving our goals as a combined company.
- The combined leadership team will include four current Independent Financial executives and five current Texas Capital Bank executives.



DAVID BROOKS
Chief Executive Officer
C. KEITH CARGILL
Special Advisor to CEO
DAN BROOKS
Vice Chairman
VINCE ACKERSON
Vice Chairman
JULIE ANDERSON
Chief Financial Officer
JAMES TIPPIT
EVP, Corporate Responsibility
JOHN TURPEN
Chief Risk Officer
MICHAEL HOBBS
EVP, Revenue
JOHN SARVADI
EVP, Revenue
MARK HAYNIE
EVP, General Counsel
LENNARD BRASSEAUX
EVP, Operations

WHERE WILL THE COMBINED COMPANY BE HEADQUARTERED?

- The corporate headquarters of the combined company will be located in McKinney, Texas.

WHAT ARE THE PLANS TO INTEGRATE THE TWO COMPANIES?

- In the coming weeks and months, the integration planning team made up of leaders from both companies will study processes and begin the work on bringing the teams together.
- There is still a lot of work ahead and decisions to be made. We kindly ask that you understand we might not be able to answer every question immediately.
- As always, we are committed to transparency and will continue to keep you updated as necessary along the way. In the meantime, we thank you for remaining focused on serving our clients.

HOW WILL THIS AFFECT OUR CUSTOMERS? IF MY CLIENTS ASK ME A QUESTION ABOUT THE MERGER, HOW SHOULD I RESPOND?

- The combination will create a full-service financial institution with extensive strategic and client coverage.
- This includes building enhanced scale allowing further investment in technology to better serve clients across business lines.
- Importantly, both companies are committed to preserving our premier and differentiated customer experiences.
- Customers will see no changes in their banking services and should continue to use their checks, make loan payments, conduct online banking and take advantage of other familiar services as before.
- Talking points will be distributed to help guide conversations. This announcement is just the beginning of the process and it is okay to acknowledge that you will not have all the answers on day one, but we are focused on a seamless transition for all customers.

Forming a Full-Service Financial Institution With An Extensive Suite of Products and Services

Lines of Business

Lending Lines	IBTX	TCBI	Together
Small Business & Local Developers	✓		✓
Middle-market Commercial	✓	✓	✓
Corporate Banking:			
Technology		✓	✓
Government / Healthcare[1]		✓	✓
Capital Markets		✓	✓
Energy Lending	✓	✓	✓
Mortgage Warehouse	✓	✓	✓
Mortgage Correspondent Aggregation		✓	✓
Mortgage Origination	✓		✓
Home Builder Finance	✓	✓	✓
Equipment Finance		✓	✓
Premium Finance		✓	✓

Deposit Gathering	IBTX	TCBI	Together
National Lines:			
Escrow		✓	✓
Commercial Property Mgmt		✓	✓
National Title		✓	✓
Third Party Processor		✓	✓
Dedicated Treasury Mgmt		✓	✓
Branch Network:			
Suburban & Rural Branches	✓		✓
Downtown Footprint	✓	✓	✓
San Antonio, TX Market		✓	✓
Denver, CO Market	✓		✓
Fee Income			
Trust & Wealth Mgmt	✓	✓	✓


Lending Lines
Deposit Gathering
Fee Income

INDEPENDENT FINANCIAL | TEXAS CAPITAL BANK

(1) Government / Non-Profit / Healthcare / Education.

14

WHAT SHOULD I SAY IF I'M CONTACTED BY MEDIA OR RECEIVE INQUIRIES FROM INDIVIDUALS OUTSIDE THE COMPANY?

- It is important that we speak with one voice on this matter. If you receive any inquiries, please direct them to SVP, Marketing & Communications Director Peggy Smolen, at psmolen@ibtx.com.

Forward Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of Independent Bank Group, Inc. ("IBTX") and Texas Capital Bancshares, Inc. ("TCBI"). Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects," "could," "may," "should," "will" or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on IBTX's and TCBI's current expectations and assumptions regarding IBTX's and TCBI's businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect IBTX's or TCBI's future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between IBTX and TCBI, the outcome of any legal proceedings that may be instituted against IBTX or TCBI, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where IBTX and TCBI do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management's attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of IBTX and TCBI successfully, and the dilution caused by IBTX's issuance of additional shares of its capital stock in connection with the transaction. Except to the extent required by applicable law or regulation, each of IBTX and TCBI disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding IBTX, TCBI and factors which could affect the forward-looking statements contained herein can be found in IBTX's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the Securities and Exchange Commission ("SEC"), and in TCBI's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, IBTX will file with the SEC a registration statement on Form S-4 to register the shares of IBTX's capital stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of IBTX and TCBI seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT IBTX, TCBI AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from IBTX at its website, www.ibtx.com, or from TCBI at its website, www.texascapitalbank.com. Documents filed with the SEC by IBTX will be available free of charge by accessing the Investor Relations page of IBTX's website at www.ibtx.com or, alternatively, by directing a request by telephone or mail to Independent Bank Group, Inc., 7777 Henneman Way, McKinney, Texas 75070, (972) 562-9004, and documents filed with the SEC by TCBI will be available free of charge by accessing TCBI's website at www.texascapitalbank.com under the tab "About Us," and then under the heading "Investor Relations" or, alternatively, by directing a request by telephone or mail to Texas Capital Bancshares, Inc., 2000 McKinney Avenue, Suite 700, Dallas, Texas 75201, (214) 932-6600.

Participants in the Solicitation

IBTX, TCBI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IBTX and TCBI in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about IBTX, and its directors and executive officers, may be found in IBTX's definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019, and other documents filed by IBTX with the SEC. Additional information about TCBI, and its directors and executive officers, may be found in TCBI's definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 7, 2019, and other documents filed by TCBI with the SEC. These documents can be obtained free of charge from the sources described above.